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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                             Amendment No. 1 to

                               SCHEDULE 14D-1

            Tender Offer Statement Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934

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                          SIMULATION SCIENCES INC.
                         (Name of Subject Company)

                                 SIEBE PLC
                            S ACQUISITION CORP.
                                 (Bidders)

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                  COMMON STOCK, PAR VALUE $.001 PER SHARE
                       (Title of Class of Securities)


                                829-213-107
                   (CUSIP Number of Class of Securities)


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                              David K. Robbins
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000
          (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidder)


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     This Amendment No. 1 filed on April 30, 1998 to the Schedule 14D-1 filed on April 21, 1998, relates to the offer by S Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Siebe plc, a public limited company organized under the laws of the United Kingdom ("Parent"), to purchase all the outstanding shares of Common Stock, par value $0.001 per share of Simulation Sciences Inc., a Delaware corporation (the "Company"), including the associated preferred stock purchase rights issued pursuant to the Preferred Shares Rights Agreement dated as of August 13, 1997, by and between the Company and Harris Trust Company, as Rights Agent (the "Shares"), at a price of $10.00 per Share, net to the seller in cash and without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase constitutes the "Offer").

ITEM 10. ADDITIONAL INFORMATION

     Item 10(f) is hereby amended to add the following:

          This Schedule 14D-1, including Amendment No. 1 thereto, has been executed on behalf of Parent by Dr. George W. Sarney, a Director of Parent. Dr. Sarney has authority to execute the Schedule 14D-1, including all amendments thereto, pursuant to resolutions of the Board of Directors of Parent dated April 15, 1998. A true and correct copy of such resolutions are attached hereto as Exhibit (g)(2).

     The first paragraph of Section 15 "Certain Conditions to Offeror's Obligations" of the Offer to Purchase is hereby amended to read in full as follows:

          In the Merger Agreement, Offeror has agreed that if all of the conditions to the Offer are not satisfied by the Expiration Date then, provided that all such conditions are reasonably probable of being satisfied by the date which is 30 business days after the commencement of the Offer, Offeror shall extend the Offer (up to such 30th business day) until such conditions are satisfied or waived. Subject to such obligation to extend the Offer, Offeror shall not be required to accept for payment, purchase or pay for any Shares tendered, or may postpone the acceptance, purchase or payment for Shares, or may amend or terminate (to the extent permitted by the Merger Agreement) the Offer, (1) if the Minimum Condition is not satisfied as of the expiration of the Offer; (2) if any applicable waiting period under the Hart-Scott-Rodino Act in respect of the Offer shall not have expired or have been terminated prior to the expiration of the Offer or (3) if, upon the Expiration Date, any of the following conditions exists or is continuing (each of paragraphs (a) through (f) providing a separate and independent condition to Offeror's obligations pursuant to the Offer).

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

     Item 11 is hereby amended to add the following exhibit:

     (g)(2) - Resolutions of the Board of Directors of Parent dated April 15, 1998.


                                 SIGNATURES

     After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this amendment is true, complete and correct.

April 30, 1998

                                               SIEBE PLC

                                               By:   /s/ Dr. George W. Sarney
                                                     ---------------------------
                                                     Name:  Dr. George W. Sarney
                                                     Title: Director


                                               S ACQUISITION CORP.

                                               By:   /s/ James C. Bays
                                                     ---------------------------
                                                     Name:  James C. Bays
                                                     Title: Vice President


                               EXHIBIT INDEX

Exhibit

  (g)(2)     Resolutions of the Board of Directors of Parent dated
             April 15, 1998.